UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Taxpayer Registry Number (CNPJ/MF) 90.400.888/0001-42

Company Registry Number (NIRE) 35.300.332.067

MINUTE OF THE EXTRAORDINARY GENERAL MEETING HELD ON AUGUST 30th, 2024

DATE, TIME, AND PLACE: August 30th, 2024, at 3 p.m., at the headquarters of Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”) located in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, No. 2041 – CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição - CEP 04543-011.

INSTALLATION QUORUM: Shareholders representing 92.04% of the voting capital of the Company, as verified by the signatures in the Shareholders' Attendance Book and considering the remote voting ballots, as per the summarized voting map disclosed by the Company.

BOARD: Mr. Daniel Pareto, as President; and Mrs. Carolina Trindade, as Secretary.

CALL AND LEGAL PUBLICATIONS: Call notice published in the newspaper “Valor Econômico”, editions of July 29,30 and 31, 2024.

AGENDA: (a) ELECT a new member to compose the Company's Board of Directors; and (b) CONFIRM the composition of the Company’s Board of Directors.

READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1) The reading of the documents related to the Agenda was dismissed, considering that they are entirely knew by the shareholders and were disclosed on the Brazilian Securities and Exchange Commission website (Comissão de Valores Mobiliários - “CVM” - www.cvm.gov.br) on July 26, 2024; (2) The declarations of votes, objections and divergences submitted shall be numbered, received and certified by the Board and shall be kept filed at the Company’s headquarters, pursuant to Article 130, first paragraph, of Law No. 6,404/76, as amended, and will be sent to the CVM by means of an electronic system available on the CVM's website in the world computer network, pursuant to Article 22, IX, of CVM Resolution 80/2022, as amended; and (3) Authorized the drafting of these minutes as summary, and its publishing without the signatures of all the attending shareholders, pursuant to Article 130, paragraphs 1st and 2nd, of the Brazilian Corporations Law.

REMOTE VOTING: The attending shareholders resolved to dismiss the reading of the Consolidate Voting Map disclosed to market on August 30, 2024, pursuant to the § 4 of Article 48 of CVM Resolution No. 81/2022, which was made available for shareholders' appreciation. With regard to the provisions of Subsection I of § 5 of the aforementioned Article 48, it is recorded that the participating shareholders had no interest in altering the vote casted through the remote voting ballots.

RESOLUTIONS: Following the discussions related to the Agenda’s matters, the attending shareholders of the Company resolved to, with abstention of the prevent shareholders:

(i)         ELECT, by majority, with 3,512,341,809 votes in favor, 2,425,568 from votes against, and 35,121 abstentions, as a member of the Company's Board of Directors, for a supplementary term of office that will be in force until the investiture of those elected at the Company's 2025 Annual General Meeting, Mr. Javier Maldonado Trinchant, Spanish, married, lawyer, holder of Identity Card RNM No. V779189-E, registered with the CPF/MF under No. 233.921.148-47, domiciled in Madrid, Spain, with office at Av. de Cantabria, not numbered, Amazonia Building, 2ª Planta, 28660, Boadilla del Monte, Madrid, Spain.

It is recorded in the minutes that, according to the statements presented and filed with the Company, the Board member hereby elected, (i) is not involved in any crime that prevents her from carrying out commercial activities, especially those mentioned in paragraphs 1 and 2 of Article 147 of Law 6,404/76; (ii) meets the requirements set forth in Resolution No. 4,970, of November 25, 2021, of the National Monetary Council; and (iii) will only take office in the position for which she has been elected after the authorization of its election by the Central Bank of Brazil and upon signing the representation provided for in Article 2 of Annex K of CVM Resolution 80, of 29 March 2022.

(ii)        CONFIRM, by majority, with 3,514,443,308 votes in favor, 18,856 from votes against, and 340,334 abstentions, the composition of the Company's Board of Directors with a term of office in effect until the investiture of those elected by the 2025 Ordinary General Meeting, which by virtue of the election approved herein will be composed of the directors listed below, once the election of Mr. Javier Maldonado Trinchant is authorized by the Central Bank of Brazil and takes office:

Name	Position
Deborah Stern Vieitas	President (independent)
Jose Antonio Alvarez Alvarez	Vice president
Deborah Patricia Wright	Director (independent)
Ede Ilson Viani	Director
Javier Maldonado Trinchant	Director
José de Paiva Ferreira	Director (independent)
Marília Artimonte Rocca	Director (independent)
Mario Roberto Opice Leão	Director
Cristiana Almeida Pipponzi	Director (independent)
Pedro Augusto de Melo	Director (independent)
Vanessa de Souza Lobato Barbosa	Director

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CLOSING: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by the Board members and the attending shareholders.

SIGNATURES: Daniel Pareto – President; Carolina Trindade – Secretary. Shareholders: BANCO SANTANDER, S.A. – Carolina Trindade, attorney-in-fact; GRUPO EMPRESARIAL SANTANDER, S.L. – Carolina Trindade, attorney-in-fact; STERREBEECK, B.V. – Carolina Trindade, attorney-in-fact; JEFFREY LLC; FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F; MISSOURI EDUCATION PENSION TRUST; CONSTRUCTION BUILDING UNIONS SUPER FUND; MINISTRY OF ECONOMY AND FINANCE; BLACKROCK BALANCED CAPITAL PORTFOLIO OF BLACKROCK SERIES FUN; CDN ACWI ALPHA TILTS FUND; GLOBAL ALPHA TILTS FUND A; GLOBAL ALPHA TILTS FUND B; GLOBAL EX-US ALPHA TILTS FUND; GLOBAL EX-US ALPHA TILTS FUND B; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD ESG INTERNATIONAL; AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F; VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T; THE SAUDI SECOND INVESTMENT COMPANY; VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II; GLOBAL ALL CAP ALPHA TILTS FUND; BLACKROCK ADVANTAGE ESG EMERGING MARKETS EQUITY FUND OF BLAC; JNL EMERGING MARKETS INDEX FUND; JPMORGAN BETABUILDERS EMERGING MARKETS EQUITY ETF; FACTORY MUTUAL INSURANCE COMPANY; ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT; COINVEST LTD; INDUSTRIENS PENSIONFORSIKRING; BUREAU OF LABOR FUNDS - LABOR PENSION FUND; BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND; STATE OF NEW MEXICO STATE INV. COUNCIL; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F; 1199 HEALTH CARE EMPLOYEES PENSION FUND; COLORADO PUBLIC EMPLOYEES RET. ASSOCIATION; THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA; HOSPITAL AUTHRORITY PROVIDENT FUND SCHEME; IBM DIVERSIFIED GLOBAL EQUITY FUND;LEGAL & GENERAL INTERNATIONAL INDEX TRUST; LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND; BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY; LEGAL & GENERAL GLOBAL EQUITY INDEX FUND; LEGAL & GENERAL ICAV; LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS; CONNOR CLARK & LUNN COLLECTIVE INVESTMENT TRUST; STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL; NAV CANADA PENSION PLAN; THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND; DWS LATIN AMERICA EQUITY FUND; CUSTODY B. OF J. LTD. RE: STB D. B. S. M. F.; CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.; VANGUARD FUNDS PUBLIC LIMITED COMPANY; ACADIAN COLLECTIVE INVESTMENT TRUST; CCL Q EMERGING MARKETS EQUITY FUND LP; VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER; VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U; CUSTODY BANK OF JAPAN, LTD. RE: SMTB DAIWA/WELLING; VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS; AMERICAN HEART ASSOCIATION, INC.; STRIVE EMERGING MARKETS EX-CHINA ETF; WELLINGTON TRUST COMPANY N.A.; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; ISHARES V PUBLIC LIMITED COMPANY; ISHARES EMERGING MARKETS DIVIDEND ETF; ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; ISHARES GLOBAL MONTHLY DIVIDEND INDEX ETF (CAD-HEDGED); WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND; BLACKROCK STRATEGIC FUNDS - BLACKROCK SYSTEMATIC GLOBAL E F; FUNDAMENTAL LOW V I E M EQUITY; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; MIP ACTIVE STOCK MASTER PORTFOLIO; PARKER FOUNDATION, INC.; SCOTIA PRIVATE EMERGING MARKETS POOL; VANGUARD EMERGING

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MARKETS SELECT STOCK FUND; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF;BMO MSCI EMERGING MARKETS INDEX ETF; BMO LOW VOLATILITY EMERGING MARKETS EQUITY ETF; GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG ON BEHA; THE MONETARY AUTHORITY OF SINGAPORE; WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL; WELL MAN FUNDS (LUXEMBOURG) - WELL GLOB RESEARCH EQUITY FUND; WELL MANAG FUNDS (LUXEMBOURG) - WELL EMERG MKTS R E FUND; WELL MGT FUNDS (LUXEMBOURG) II SICAV - WELL GL M A T R FD; TM BRUNEL PENSION PARTNERSHIP ACS - TM BRUNEL EMERGING MARKE;PEOPLE S BANK OF CHINA; WELLINGTON MANAGEMENT FUNDS (LUXEMBOURG) III SICAV; JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T; COLONIAL FIRST STATE INVESTMENT FUND 10; SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT; WISDOMTREE EMERGING MARKETS EFFICIENT CORE FUND; WISDOMTREE EMERGING MARKETS EX-CHINA FUND; TEXAS MUNICIPAL RETIREMENT SYSTEM; WELLINGTON-CIS GLOBAL EQUITY FUND, L.P.; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK; LEGAL GENERAL U. ETF P. LIMITED COMPANY; FIRST TRUST GLOBAL F PLC - FIRST T G E INCOME UCITS ETF; GOVERNMENT EMPLOYEES PENSION FUND; RAYTHEON TECHNOLOGIES C. M. R. TRUST; PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI; ALASKA PERMANENT FUND; EMPLOYEES RETIREMENT SYSTEM OF TEXAS; EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII; TELUS PENSIONS MASTER TRUST; VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F; XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF; GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M; CIBC EMERGING MARKETS EQUITY INDEX ETF; BLACKROCK BALANCED CAPITAL FUND, INC.; FIRST TRUST BLOOMBERG EMERGING MARKET DEMOCRACIES; EMERGING MARKETS EQUITY SELECT ETF; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; DIMENSIONAL EMERGING MKTS VALUE FUND; THE EMERGING M.S. OF THE DFA I.T.CO.; EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU; COMMONWEALTH GLOBAL SHARE FUND 23; COMMONWEALTH GLOBAL SHARE FUND 22; COMMONWEALTH EMERGING MARKETS FUND 6; LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; BETASHARES GLOBAL BANKS ETF - CURRENCY HEDGED; COMMONWEALTH GLOBAL SHARE FUND 30; BIMCOR GLOBAL EQUITY POOLED FUND; CCL Q MARKET NEUTRAL FUND; RBC CANADIAN MASTER TRUST; STATE OF ALASKA RETIREMENT AND BENEFITS PLANS; MGTS AFH DA GLOBAL EMERGING MARKETS EQUITY FUND; CAMBRIA GLOBAL VALUE ETF; THE BOARD OF THE PENSION PROTECTION FUND; ADVISORS INNER CIRCLE FUND-ACADIAN E.M.PORTF; FRANKLIN TEMPLETON ETF T - FRANKLIN LIBERTYQ EMERGING M ETF; BLACKROCK ADVANTAGE E. M. FUND OF BLACKROCK FUNDS; FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN; FRANKLIN LIBERTYSHARES ICAV; ACADIAN EMEMRGING MARKETS EQUITY FUND; ARROWSTREET INTERNATIONAL EQUITY EAFE ALPHA EXTENSION CIT; STANLIB FUNDS LIMITED; ARROWSTREET (DELAWARE) L/S FUND L.P.; ARROWSTREET CAPITAL COPLEY FUND LIMITED; FORD MOTOR CO DEFINED BENEF MASTER TRUST; STATE UNIVERSITY RETIREMENT SYSTEM; ILLINOIS MUNICIPAL RETIREMENT FUND; UTAH STATE RETIREMENT SYSTEMS; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; CATERPILLAR INVESTMENT TRUST; COMMONWEALTH OF MASSACHUSETTS EMPLOYEES DEFERRED COMP PLAN; SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP; FORD MOTOR COMPANY OF CANADA, L PENSION TRUST; CHALLENGE FUNDS - CHALLENGE INTERNATIONAL EQUITY FUND; MANAGED PENSION FUNDS LIMITED; SPDR SP EMERGING MARKETS ETF; CANADA PENSION PLAN INVESTMENT BOARD; SCHWAB EMERGING MARKETS EQUITY ETF; SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST; SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF; STATE STREET IRELAND

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UNIT TRUST; CITY OF NEW YORK GROUP TRUST; SPDR SP EMERGING MARKETS FUND; RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND; OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM; ARROWSTREET INTERNATIONAL EQUITY ACWI EX US ALPHA EXT T FUND; ARROWSTREET INTERNATIONAL EQUITY ACWI EX US TRUST FUND; SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF; VICTORIAN FUNDS MAN C A T F V E M T; ARROW. CAP. IR. LTD FAOBO ARR. GL. EQ. CCF, ASFOTA CCF; ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND; ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED; PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; ARROWSTREET EAFE ALPHA EXTENSION TRUST FUND; ARROWSTREET (CANADA) INTERNATIONAL DEVELOPED MARKE; ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND; ARROWSTREET (CANADA) ACWI MINIMUM VOLATILITY ALPHA EXTENSION; ARROWSTREET CAPITAL ESG GLOBAL EQUITY LONG/SHORT F; ARROWSTREET ACWI ALPHA EXTENSION FUND V (CAYMAN) L; CPPIB MAP CAYMAN SPC; ARROWSTREET EMK ALPHA EXTENSION FUND L.P.; ARROWSTREET GLOBAL EQUITY - ALPHA EXTENSION FUND; ARROWSTREET EMERGING MARKET TRUST FUND; ARROWSTREET (DELAWARE) ALPHA EXTENSION FUND L.P.; LOCKHEED MARTIN CORP DEFINED CONTRIBUTION PLANS MASTER TRUST; ARROWSTREET ACWI ALPHA EXTENSION COMMON VALUES TRU; ARROWSTREET ACWI REDUCED CARBON ALPHA EXTENSION TR; ALBERTA INVESTMENT MANAGEMENT CORPORATION; ARROWSTREET GLOBAL MINIMUM VOLATILITY ESG ALPHA EX; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF; FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL; QSUPER; ARROWSTREET CLARENDON TRUST FUND; ARROWSTREET CAPITAL NEWBURY FUND LIMITED; 3M EMPLOYEE RETIREMENT INCOME PLAN TRUST; STATE OF IND PUBLIC EMPL RET FUND; ARROWSTREET US GROUP TRUST; ARROWSTREET COLLECTIVE INVESTMENT TRUST; MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF; LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST; STICHTING PGGM DEPOSITARY; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS; GENERAL ORGANISATION FOR SOCIAL INSURANCE; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG; DFC EMERGING MARKETS EQUITY FUND; PRIME SUPER; NORGES BANK; STICHITING BLUE SKY ACT EQ EM MK GL FUND; WELLINGTON MANAGEMENT FUNDS (IRELAND) PLC; DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL; TRANSAMERICA EMERGING MARKETS OPPORTUNITIES; ARERO - DER WELTFONDS -NACHHALTIG; XTRACKERS (IE) PUBLIC LIMITED COMPANY; INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF; DWS IMVESTMEMT GMBH FOR DEUTSCHE GPF; INVESCO MARKETS III PLC - INVESCO FTSE EMERGING MA; VIRGINIA RETIREMENT SYSTEM; ACADIAN EMERGING MARKETS EQUITY II FUND, LLC; COLUMBIA EM CORE EX-CHINA ETF; IVESCO FTSE RAFI EMERGING MARKETS ETF; INVESCO SP EMERGING MARKETS LOW VOLATILITY ETF; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; VALIC COMPANY I - EMERGING ECONOMIES FUND; PIMCO RAE EMERGING MARKETS FUND LLC; ISHARES IV PUBLIC LIMITED COMPANY; MERCER UCITS COMMON CONTRACTUAL FUND; BRIDGEWATER PURE ALPHA STERLING FUND, LTD.; BRIDGEWATER PURE ALPHA TRADING COMPANY II, LTD.; BRIDGEWATER PURE ALPHA TRADING COMPANY LTD.; BW DMO FUND, LTD.; BRIDGEWATER PURE ALPHA EURO FUND, LTD.; EWP PA FUND, LTD.; DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM; CCL Q EMERGING MARKETS EQUITY FUND – by remote voting ballot; BEST INVESTMENT CORPORATION; IT NOW IBOVESPA FUNDO DE ÍNDICE; IT NOW IDIV FUNDO DE INDICE; IT NOW ISE FUNDO DE INDICE; ITAU CAIXA ACOES FI; ITAU FTSE RAFI

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BRAZIL 50 CAPPED INDEX FIA; ITAU IBOVESPA ATIVO MASTER FIA; ITAU INDEX ACOES IBRX FI; ITAÚ AÇÕES DIVIDENDOS FI; ITAÚ EXCELÊNCIA SOCIAL AÇÕES FUNDO DE INVESTIMENTO SUSTENTÁVEL; ITAÚ HUNTER TOTAL RETURN MULTIMERCADO FI; ITAÚ IBRX ATIVO MASTER FIA; ITAÚ INDEX AÇÕES IBOVESPA FI; ITAÚ MASTER GLOBAL DINÂMICO MULTIMERCADO FUNDO DE INVESTIMENTO; ITAÚ MASTER GLOBAL DINÂMICO ULTRA MULTIMERCADO FUNDO DE INVESTIMENTO; ITAÚ PREVIDÊNCIA IBRX FIA; ITAÚ S&P B3 LOW VOLATILITY FUNDO DE INVESTIMENTO EM AÇÕES; IT NOW IFNC FUNDO DE ÍNDICE; MONEDA LUXEMBOURG SICAV - LATIN AMERICA SMALL CAP FUND; AMUNDI INDEX SOLUTIONS; MOST DIVERSIFIED PORTFOLIO SICAV, represented by Anderson Carlos Koch, attorney-in-fact; and THE BANK OF NEW YORK MELLON – Carolina Trindade, attorney-in-fact.

We certify that this is a true transcript of the minutes recorded in the Minutes of the General Meeting Book of the Company.

Carolina Trindade

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 30, 2024

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer